BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Canplats Resources Corporation
     #1180 — 999 West Hastings StreetVancouver,
     B.C. V6C 2W2

2.   Date of Material Change

      February 10, 2003

3.   Press Release

     A news release was issued on February 10, 2003.

4.  Summary of Material Change

Canplats Resources Corporation is pleased to report the acquisition through staking of a 100% interest in the Rodeo epithermal gold prospect located approximately 150 kilometers north of Durango, Mexico. The property is subject to a finder’s fee consisting of a 0.25% net smelter royalty and 2% of total exploration expenditures. The finder’s fee is capped at US$500,000.

Work to date on the 975-hectare (9.3 sq. mi.) property indicates the presence of the upper levels of a large precious metal-bearing epithermal system with some near-surface bulk tonnage potential. In addition, there is potential for bonanza-grade gold veins and mantos at depth over significant strike lengths.

The Rodeo property is located along a major northwest-trending system of basin-and-range normal faults juxtaposing silicified, iron-stained and locally clay-altered Tertiary intermediate-to-felsic volcanic rocks against altered, silicified and brecciated Cretaceous silty limestones and shales.

5.  Full Description of Material Changes

      See attached news release dated February 10, 2003.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.E. Gordon Davis, President & CEO
                     Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 11th day of February, 2003

/s/ Linda J. Sue
_________________________________
Linda J. Sue, Corporate Secretary

February 10, 2003	TSX Venture Exchange: CPQ

CANPLATS STAKES DRILL-READY EPITHERMAL GOLD PROJECT IN MEXICO

Vancouver, B.C. — Canplats Resources Corporation is pleased to report the acquisition through staking of a 100% interest in the Rodeo epithermal gold prospect located approximately 150 kilometers north of Durango, Mexico. The property is subject to a finder’s fee consisting of a 0.25% net smelter royalty and 2% of total exploration expenditures. The finder’s fee is capped at US$500,000.

Work to date on the 975-hectare (9.3 sq. mi.) property indicates the presence of the upper levels of a large precious metal-bearing epithermal system with some near-surface bulk tonnage potential. In addition, there is potential for bonanza-grade gold veins and mantos at depth over significant strike lengths.

The Rodeo property is located along a major northwest-trending system of basin-and-range normal faults juxtaposing silicified, iron-stained and locally clay-altered Tertiary intermediate-to-felsic volcanic rocks against altered, silicified and brecciated Cretaceous silty limestones and shales.

The Rodeo prospect was explored in the 1990s by Monarch Resources de Mexcico, S.A. de C.V., whose objective was to locate near-surface, bulk tonnage gold mineralization. Monarch completed extensive mapping, selective and grid rock chip sampling, and reverse circulation drilling. Sampling demonstrated highly anomalous disseminated and vein-controlled values in gold, silver, arsenic, antimony and mercury. Strong geochemical anomalies were noted in multiple target areas over significant lengths and widths.

In a 16-hole program of reverse circulation drilling totalling 2,251 meters, Monarch reported that the most interesting values came from the West Vein Swarm, an extensive surface gold anomaly. Drilling confirmed strongly anomalous gold and silver values at shallow depths but did not test for potential bonanza-grade mineralization at depth. The results from five holes drilled on a portion of the vein swarm are summarized here:

Hole No.	From (in meters)	To (in meters)	Interval (in meters)	Gold (in g/t)	Silver (in g/t)
RD-5	26	38	12	0.20	2.1
RD-8	24	34	10	0.30	6.0
RD-13	32	72	40	0.39	15.1
RD-14	40	104	64	0.31	7.4
RD-15	8	82	74	0.73	14.9
incl.	14	42	28	1.37	9.3

Work to date shows there are at least five targets on the property, including the West Vein Swarm, that require further work both near surface and at depth. The combined strike length of the five targets exceeds 4,000 meters. Shear zones and the epithermal system can be traced for 8,000 meters on the prospect. With 20 – 50 meter widths of well-developed breccias, the Rodeo property represents significant size potential.

Canplats continues to maintain core claims in the Nipigon Plate area north of Thunder Bay, Ontario and is planning additional geophysics to refine drill targets that are prospective for platinum group mineralization.

For further information, contact:

R.E. Gordon Davis Chairman, President and C.E.O. Direct: (604) 484-8220	Paul LaFontaine Manager, Investor Relations Direct: (604) 484-8212 N.A/ toll-free: (866) 338-0047 info@canplats.com http://www.canplats.com

To receive Canplat’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.